UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Trading Update, dated 16 May 2019

16 May 2019

Micro Focus International plc
Trading Update

The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, today issues a brief trading update for the six months ended 30 April 2019.

Trading Update

Micro Focus expects to report interim results that are in line, on a constant currency basis, with management guidance given at the time of the preliminary results announced on 14 February 2019.

The collection of aged trade receivables has continued in line with management expectations.

Since 30 April 2019, we have effected a Return of Value of $1.8 billion utilising the proceeds of the SUSE Business disposal, which completed on 15 March 2019.  The Group continues to target a mid-term net debt to Adjusted EBITDA ratio of 2.7 times.

Management continues to guide to a constant currency revenue range in respect of its continuing operations, for the full year to 31 October 2019, of minus 4% to minus 6%, compared to the 12 months ended 31 October 2018. Company-compiled consensus for the full year is available on the company website at https://investors.microfocus.com/investors-media/analyst-consensus/

Preliminary Results date

Micro Focus will issue its interim results for the six months ended 30 April 2019 on Tuesday 9 July 2019.

Enquiries:

Micro Focus                                                        Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Tim Brill, IR Director

Powerscourt                                                      Tel: +44 (0)20 7250 1446
Elly Williamson
Celine MacDougall

Notes to Editors:

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 16 May 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer